Q4 & FY 2019 Results Review February 7, 2020 Exhibit 99.2

Safe Harbor Statement and Disclosures All statements other than statements of historical fact contained in this presentation including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, pandemics, terror attacks in Europe and elsewhere, our ability to achieve the targets set out in the Strategic Business Plan announced on September 3, 2019 at our Capital Markets Day event; our ability to successfully implement the planned spin-off of the Company’s On-Highway business; and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2018, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2018, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Forward-looking statements are based upon assumptions relating to the factors described in this presentation, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

FY 2019 | Highlights Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated (1) Non-GAAP measures (definition and reconciliation in appendix) (**) Subject to the approval of shareholders at the upcoming Annual General Meeting (expected on April 16, 2020), the ex-dividend date would be set at April 20, 2020 CONSOLIDATED INDUSTRIAL ACTIVITIES Net Debt (1) $(0.9)bn Available Liquidity $11.2bn Dividend per Share (**) €0.18 Net Sales $26.1bn Adj. EPS (1) $0.84 Adj. EBIT Margin (1) At 5.3% down 40 bps (2.1%) (*) 5.0% (*) % change at constant currency

Q4 2019 | Industry and Company Unit Performances

4

TRACTORS		NA	EU	SA	RoW	WW
	0-140 HP	(5%)	(6%)	(19%)	(7%)	**(7%)**
	140+ HP	1%				

COMBINES	NA	EU	SA	RoW	WW
	(5%)	(5%)	(26%)	(10%)	**(12%)**

CNH INDUSTRIAL UNITS STATISTICS

- Worldwide **deliveries down 3%** in Tractors and **down 15%** in Combines vs. last year
- Worldwide **production down 16%** vs. last year
  - NA row crop **production down 31%** vs. last year
- Worldwide **inventory was up 22%** in Tractors and **up 11%** in Combines vs. last year
  - NA row crop **inventory down 16%** vs. last year

COMPACT AND SERVICE EQ.	NA	EU	SA	RoW	WW
	8%	(14%)	27%	Flat	**1%**

GENERAL CONSTRUCTION | ROAD BUILDING AND SITE PREPARATION	NA	EU	SA	RoW	WW
General CE	6%	(19%)	7%	(3%)	**(3%)**
R&S	1%	(24%)	7%	(12%)	**(9%)**

- Worldwide **deliveries down 12%** (Compact and service down 11%, General Construction down 11% and Road & Site down 14%) vs. last year
- Worldwide **production down 17%** vs. last year (Compact and service down 15%, General Construction down 27% and Road & Site down 18%)
- Worldwide **inventory was up 42%** (mainly NA and RoW) vs. last year

TRUCKS > 3.5T	NA	EU	SA	RoW	WW
LCV	-	2%	(14%)	3%	**1%**
M&H	-	(16%)	15%	(4%)	**(7%)**

BUSES	NA	EU	SA	RoW	WW
	-	2%	17%	Flat	**4%**

- Trucks **market share** in EU **at 11.5%** (up 50 bps vs. Q4 2018)
  - LCV broadly Flat at 13.4% and M&H up 100 bps to 7.6%
- Trucks worldwide **production down 13%** vs. last year with **inventory down 5%** vs. last year
- Trucks book-to-bill at 0.95 in EU and 1.02 in SA (orders in Brazil up 51% vs. Q4 '18)
- Buses **market share in EU at ~20%** (up 240 bps vs. last year)

CNH INDUSTRIAL
Q4 & FY 2019 Results Review
February 7th, 2020

Q4 & FY 2019 | Financial Summary

5

	Q4 2019	Q4 2018	Δ	FY 2019	FY 2018	Δ
U.S. GAAP						
Revenues ($bn)	**7.7**	8.2	(6.2)%	**28.1**	29.7	(5.5)%
Net Sales | Industrial Activities ($bn)	**7.2**	7.7	(6.8)%	**26.1**	27.8	(6.0)%
Net Income ($mn)	**120**	258	(53.5)%	**1,454**	1,099	32.3%
Diluted EPS ($)	**0.08**	0.19	(57.9)%	**1.05**	0.78	34.6%
Non – GAAP (1)						
Net Sales | Industrial Activities @CC ($bn)	**7.4**	7.7	(4.2)%	**27.2**	27.8	(2.1)%
Adjusted EBIT | Industrial Activities ($mn)	**301**	432	(30.3)%	**1,390**	1,585	(12.3)%
Adjusted EBIT Margin | Industrial Activities (%)	**4.2%**	5.6%	(140) bps	**5.3%**	5.7%	(40) bps
Adjusted EBITDA | Industrial Activities ($mn)	**541**	690	(21.6)%	**2,357**	2,671	(11.8)%
Adjusted EBITDA Margin | Industrial Activities (%)	**7.5%**	9.0%	(150) bps	**9.0%**	9.6%	(60) bps
Adjusted Effective Tax Rate	**9%**	26%	1,700 bps	**22%**	27%	500 bps
Adjusted Net Income ($mn)	**279**	294	(5.1)%	**1,178**	1,117	5.5%
Adjusted Diluted EPS ($)	**0.20**	0.21	(4.8)%	**0.84**	0.80	5.0%
Free Cash Flow | Industrial Activities ($bn)	**1,711**	1,353	358	**21**	552	(531)

	Dec 31,2019	Sep 30,2019	Δ	Dec 31,2019	Dec 31, 2018	Δ
Net Industrial (Debt) ($bn)	**(0.9)**	(2.4)	1.5	**(0.9)**	(0.6)	(0.3)
Available Liquidity ($bn)	**11.2**	9.4	1.8	**11.2**	8.9	2.3

Note: Numbers may not add due to rounding

Note: @CC means at constant currency

(1) Non-GAAP measures (definition and reconciliation in appendix)

CNH INDUSTRIAL

Q4 & FY 2019 Results Review

February 7th, 2020

Q4 & FY 2019 | Industrial Activities Net Sales (1) Note: Net Sales: Excluding Other Activities, Unallocated Items and Adjustment & Eliminations Note: Numbers may not add due to rounding (*) Note: @CC means at constant currency Net Sales split (1) BY REGION NA (North America) EU (Europe) SA (South America) RoW (Rest of World) ($mn) 27,831 (393) (192) 99 (230) 129 27,244 (1,095) 26,149 FY 2018 AG CE C&SV PT ELIM & OTHER FY 2019 @ CC (*) FX TRANSLATION FY 2019 CHANGE IN NET SALES AT CONSTANT CURRENCY (587) (2.1)% Net Sales walk CHANGE IN NET SALES (1,682) (6.0)% 7,707 (167) (97) (42) (151) 132 7,382 (199) 7,183 Q4 2018 Q4 2019 @ CC (*) Q4 2019 BY SEGMENT AG CE C&SV PT BY CURRENCY EUR 47% USD 26% BRL 7% CAD 3% GBP 1% AUD 2% OTHER 13%

Q4 & FY 2019 | Adj. EBIT walk Note: Non-GAAP measures (definition and reconciliation in appendix) (*) PT Pricing net within Volume & Mix 2,101 (255) 306 (279) 10 (14) (65) 102 (26) 1,880 Adj. EBIT VOL & MIX PRICING NET (*) PROD COST SG&A R&D FX | OTHER UNALLOCATED, ELIM & OTHER FS Adj. EBIT 2018 2019 7.1% 6.7% INDUSTRIAL ACTIVITIES CHANGE IN ADJUSTED EBIT (12.3)% ($mn) 541 (160) 50 (29) 19 35 (90) 44 9 419 Adj. EBIT Adj. EBIT 2018 2019 FY Q4

AG | Financial Results Note: at CC means at constant currency Adj. EBITDA & Adj. EBIT walk ($mn) NA EU SA RoW TRACTORS COMBINES OTHERS FY ’19 Change vs. prior year 1,339 303 1,036 (223) 259 (177) 7 - (5) 897 281 1,178 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA FY 2018 FY 2019 Net Sales 11.5% 8.9% 8.2% 10.7% Lower wholesale volume and market and product mix, including negative industrial absorption from the lower production level primarily in H2 Positive pricing, disciplined cost management initiatives and industrial efficiencies Higher product costs as result of increased raw material costs and tariffs 330 72 258 (84) 55 (16) 6 27 (10) 236 68 304 Q4 2018 Q4 2019 FY Q4 FY ’19 Change vs. prior year 2019 2018 Δ Δ At CC 10,959 11,682 (6.2)% (3.4)% 2,928 3,155 (7.2)% (5.3)% FY Q4 8.2% 8.1%

CE | Financial Results (*) C&S: Compact and Service Equipment; General CE: General Construction; R&S : Road building and site preparation Note: at CC means at constant currency C&S (*) General CE (*) R&S (*) FY ’19 Change vs. prior year Adj. EBITDA & Adj. EBIT walk ($mn) NA EU SA RoW FY ’19 Change vs. prior year 152 61 91 (34) 45 (53) 1 (5) 6 51 55 106 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA FY 2018 FY 2019 Net Sales 5.0% 3.0% 1.8% 3.8% Unfavorable volume and mix in North America and Rest of World markets, including negative industrial absorption Positive pricing Higher product costs primarily related to increased raw material costs and tariffs, and costs associated with our product quality excellence initiative 47 15 32 (19) (6) (5) 1 (1) 1 3 13 16 Q4 2018 Q4 2019 FY Q4 2019 2018 Δ Δ At CC 2,768 3,021 (8.4)% (6.4)% 707 814 (13.1)% (11.9)% FY Q4 3.9% 0.4%

C&SV | Financial Results Note: at CC means at constant currency ($mn) TRUCKS BUSES SPECIALTY VEHICLES FY ’19 Change vs. prior year Adj. EBITDA & Adj. EBIT walk ($mn) NA EU SA RoW FY ’19 Change vs. prior year 890 591 299 45 2 (65) 5 1 (63) 224 505 729 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA FY 2018 FY 2019 Net Sales 8.1% 2.7% 2.1% 7.0% 229 139 90 (13) 1 (5) 9 8 (87) 3 127 130 Q4 2018 Q4 2019 FY Q4 2019 2018 Δ Δ At CC 10,439 10,939 (4.6)% 0.9% 2,996 3,151 (4.9)% (1.3)% FY Q4 2.9% 0.1% Favorable volume and mix Higher product costs, FX exchange transaction impacts Re-measurement of certain provisions in Q4

PT | Financial Results Note: at CC means at constant currency (*) (*) 3rd Party sales at 51% in 2019 vs. 50% in FY 2018 ENGINES TRANSM. AXLES FY ’19 Change vs. prior year Adj. EBITDA & Adj. EBIT walk ($mn) NA EU SA RoW FY ’19 Change vs. prior year 536 130 406 (43) 16 (3) (10) (3) 363 124 487 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX | PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA FY 2018 FY 2019 Net Sales 11.7% 8.9% 8.8% 11.8% Unfavorable volume and mix partially offset by positive pricing Product cost efficiencies Higher product development spending 153 32 121 (44) (3) 3 1 6 84 32 116 Q4 2018 Q4 2019 FY Q4 2019 2018 Δ Δ At CC 4,117 4,565 (9.8)% (5.0)% 1,008 1,189 (15.2)% (12.7)% FY Q4 10.2% 8.3%

Financial Services (*) Including unconsolidated JVs Managed Portfolio (*) & Retail Originations (*) FY ’19 retail originations at $9.7bn, down $0.4bn compared to December 31, 2018, (flat on a constant currency basis) Managed portfolio* at $26.6bn, up $0.3bn compared to December 31, 2018 (up $0.5bn on a constant currency basis) $26.3bn $26.6bn December 31, 2018 December 31, 2019 Retail Wholesale Operating Lease Delinquencies on Book (>30 Days) (**) RoA defined as: PBT / average managed assets annualized Net Income ($mn) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2016 2017 2018 2019 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2016 2017 2018 2019 Profitability Ratios Gross Margin / Average Assets on Book ROA (**) Net income was down $24mn compared to 2018, due to margin reductions in dealer financing activities and higher credit provisions compared to a very favorable 2018

FY 2019 | Net Industrial Cash Flow and Available Liquidity Non-GAAP measures (reconciliation in appendix) (*) Industrial Gross Debt represents third party debt only. Net Industrial Debt includes net intersegment debt, and is offset by cash and cash equivalents, restricted cash and derivative hedging debt ($bn) Net Debt and Free Cash Flow Industrial Activities (1) 11.2 Cash Undrawn Lines Available Liquidity Cash and Available Committed Lines 5.5 5.8 Note: Numbers may not add due to rounding Liquidity to LTM revenue ratio at 40.1% Industrial Activities Gross debt (*) to Adj. Ind. EBITDA at 2.2x vs. 2.0x last year Industrial Activities Net debt (*) to Adj. Ind. EBITDA at 0.4x vs. 0.2x last year Industrial Activities ROIC at 12.7% vs. 14.0% last year FY 2019 | Ratios ROIC of Industrial Activities (Twelve Months Rolling) Change in Working Capital Cash inflow Cash outflow TRADE RECEIVABLES INVENTORIES TRADE PAYABLES OTHER CHG IN WORKING CAPITAL (753) FY 2019 FY 2018 (0.9) 0.0 Net Industrial Debt Net Industrial Cash Flow ($mn)

14

FY 2019 | Operating Cash Inflow / (Outflow) and Use of Cash

Industrial Activities – Operating Cash Flow


($mn)
2,357
(388)
(753)
(436)
780
ADJ. INDUSTRIAL EBITDA
CASH INTEREST AND TAXES
CHANGE IN WORKING CAPITAL
CHANGE IN PROVISIONS & OTHERS
OPERATING ACTIVITIES CASH FLOW, NET

OPERATING ACTIVITIES CASH FLOW, NET	**0.8**
USE OF CASH	**(1.1)**
FX & OTHER	0.1
Change in Net Debt	**(0.3)**

Note: Numbers may not add due to rounding

Industrial Activities – Capital Allocation


SHARE BUY BACK
$57mn or 5%
DIVIDENDS
$275mn or 26%
CAPEX
$633mn or 60%
M&A (net impact)
$83mn or 8%

Capex (1)


3%
44%
53%
BY CATEGORY
NEW PRODUCT & TECHNOLOGY
MAINTENANCE & OTHER
INDUSTRIAL CAPACITY EXPANSION & LT INVESTMENTS

- **Capex at $633mn** in FY 2019 up 15% vs. last year. Sustainable Investment (*) at 32% of total


15%
37%
41%
7%
BY SEGMENT
AG
CV
CE
PT

(1) Excluding assets sold under buy-back commitments and assets under operating leases

(*) Sustainable investment: investment in mega digitalization, automation, alternative propulsion, and regulatory programs

CNH INDUSTRIAL
Q4 & FY 2019 Results Review
February 7th, 2020

Transform2Win Update

Transform 2 Win | Update on Selected Strategic Initiatives Grow Inorganic growth initiatives well underway New product launches and technologies Perform & Simplify 80/20 simplification initiative WCM productivity Organization simplification Optimize Right-size operational footprint Asset Optimization Spin - Off Spin off roadmap on track Supported by specialist financial and business advisors TOP LINE GROWTH PROFITABILITY IMPROVEMENT PORTFOLIO TRANSFORMATION

Transform 2 Win | Grow Update – Commercial Vehicle & Powertrain Inorganic Growth Organic Growth Disruptive FCEV and EV HD Trucks start-up Ramp-up of production of BEV (2021) and FCEV (2023) Leader in design, development and manufacturing of ultra-fast charging battery power systems Cryo-power breakthrough engine technology – Spin off from Ricardo IVECO | New S-WAY The on-road IVECO S-WAY developed to deliver a complete package of features and services focused on the driver, on sustainability and on an advanced level of connectivity-enabling new customized services FPT | third-party business growth underway, with new contracts awarded during Q3 2019 (run-rate revenue potential in excess of $150 mn per year) IVECO S-WAY Natural Power to provide further opportunities to increase market share IVECO S-WAY as the product for the turnaround in the Heavy duty Truck sub-segment IVECO S-WAY identified as the platform for the development of Nikola Tre

Transform 2 Win | Grow Update – Agricultural & Construction Equipment Inorganic Growth Organic Growth Leader in Farm Management Information Systems (FMIS) Industry-leading suspension and high-speed track technology Pioneer in Australian implements with high-speed tillage equipment NEW HOLLAND New Holland unveils the world’s first production T6 Methane Power Tractor at Agritechnica 2019 STEYR Steyr has created an electric hybrid concept which shows our vision for our future Steyr machine offering CASE CONSTRUCTION Project TETRA, CASE’s first methane powered wheel loader concept AGXTEND | our aftermarket Precision Farming brand provides access to exclusive productivity enhancing precision farming technologies, recently announced acquisition of a minority stake in Geoprospectors (soil sensing equipment)

19

Transform 2 Win | Selected Initiatives Updates

Perform & Simplify

80/20 Simplification

- **CE**: extension to EU in Q4 2019; SKUs reduction in NA at 60% achieved as planned, including focused pricing actions. Positive contribution throughout 2020
- **AG NA**: 60% SKUs reduction identified within the initial scope. SKUs reduction in execution in 2020 at ~50% (considering an extension of scope)
- **CV & PT:** Started process in Q4 2019

Organization Simplification

- Organization simplification through widening span of control well under way – since inception headcount reduced to date ~900 FTEs (white collars)

World Class Manufacturing

- Annual **savings target of 4%** achieved in 2019

Optimize

Footprint Rationalization

- Phase 1 of footprint rationalization affecting operations of CE and PT proceeding apace as planned
- Financial benefits will roll into 2020

Asset Optimization

- Executing on asset optimization with **charges** of **$165mn** booked on the Trucks' residual value (including additional $30mn booked in Q4 2019, reflecting worsened pre-owned trucks pricing environment at year end and expected to continue in 2020)

CNH INDUSTRIAL

Q4 & FY 2019 Results Review

February 7th, 2020

Transform 2 Win | On track with Spin Off Roadmap 2019 Q1 '20 Q2 '20 Q3 '20 Q4' 20 2021 SPIN ANNOUNCEMENT EXTRAORDINARY GENERAL MEETING INVESTOR ROADSHOWS DAY 1 LEADERSHIP ANNOUNCEMENT DELIVER ON PORTFOLIO TRANSFORMATION ü Off-Highway On-Highway FULL YEAR RESULTS & ANALYSTS’ CALL CONFERENCE (February 7th) QUARTERLY RESULTS & ANALYSTS’ CALL CONFERENCE (May 6th) QUARTERLY RESULTS & ANALYSTS’ CALL CONFERENCE (November 5th) QUARTERLY RESULTS & ANALYSTS’ CALL CONFERENCE (July 30th) ANNUAL GENERAL MEETING (April 16th)

FY 2020E US GAAP Financial Guidance and Market Outlook

FY 2020E | Industry Outlook Company Production vs. Retail TRACTORS COMBINES NA EU SA RoW WW 0-140 HP Flat Flat Flat Flat Flat 140+ HP (5%) (5%) Flat Flat Flat Flat COMPACT AND SERVICE Eq. NA EU SA RoW WW (5%) (5%) – (10%) 10% Flat (5%) General Construction | Road building and site preparation General CE (5%) (5%) 5% (5%) (5%) R&S (10%) (5%) (5%) – (10%) Flat (5%) TRUCKS > 3.5t BUSES - (5%) - Flat Flat Flat Flat NA EU SA RoW WW LCV - (5%) 10% Flat Flat M&H - (10%) – (15%) 10% Flat (5%) - Flat AG | underproduction vs. retail of 10% including for North America Row Crop CE | underproduction vs. retail around 10%, with North America underproduction vs. retail around 15% C&SV | Trucks production in line with retail (with TIV in EU expected down 10-15% in M&H); Buses production in line with retail, with SA underproduction vs. retail at 20% NOTE: Total Industry Volume FY 2020E vs. FY 2019 reflecting aggregate for key markets where Company competes

FY 2020E | US GAAP Financial Guidance 2020 guidance does not include any impacts deriving from the gain resulting from the modification of the healthcare plan in the U.S. previously mentioned, as this gain has been considered non-recurring and therefore treated as an adjusting item for the purpose of the adjusted diluted EPS calculation. In addition, 2020 guidance does not include any impacts deriving from possible further repurchases of Company’s shares under the plan authorized by the AGM on April 12, 2019 Outlook is not provided on diluted EPS, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain (*) 2020 Guidance does not include eventual disruption in the supply chain caused by the Coronavirus outbreak FY 2020E Guidance (1) (*): Net Sales of Industrial Activities Flat to slightly down at constant currency Adjusted diluted EPS (2) $0.78 - $0.86 Free cash flow of Industrial Activities $400mn - $600m Capex and R&D expected slightly up year over year Investments in sustainability programs account for 40% of total

FY 2020E Financial Guidance vs. FY 2020E SBP Initial Target | Highlights Firmly committed to our long-term Transform2Win Financial Targets while managing a challenging industry environment (*) At CMD Industry volumes in NA assumed at 10% below mid-cycle and in SA at mid-cycle | In 2020 Budget both seen at 20% below mid-cycle $0.95 - $1.00 $0.78 - $0.86 ag industry gap to cmd (*) acceleration of “T2W” profitability initiatives ce turnaround delay fx volatility

Appendix

Industrial Activities | Q4 2019 Net Sales Split Agriculture Q4 2019 | Split Chg. vs. Q4 ’18 Construction Q4 2019 | Split Chg. vs. Q4 ‘18 By region: By region: NA 38% (12%) NA 51% (12%) EU 33% 1% EU 17% (5%) SA 16% (6%) SA 13% (4%) RoW 13% (14%) RoW 19% (26%) By product: By product: TRACTORS 59% (1%) C&S (*) 50% (11%) COMBINES 20% (12%) General CE (*) 41% (15%) OTHERS 21% (17%) R&S (*) 9% (18%) Commercial & Specialty Vehicles Q4 2019 | Split Chg. vs. Q4 ’18 Powertrain Q4 2019 | Split Chg. vs. Q4 ’18 By region: By region: NA n.m. n.m. NA 2% (43%) EU 82% (6%) EU 73% (18%) SA 6% 7% SA 4% (29%) RoW 12% (3%) RoW 21% 8% By product: By product: TRUCKS 68% (9%) ENGINES 92% (17%) BUSES 22% 11% TRANSM. 1% (37%) OTHERS 10% (7%) AXLES 7% (14%) Note: Numbers may not add due to rounding (*) C&S: Compact and Service; General CE: General Construction; R&S : Road building and site preparation

Q4 2019 | IA Adj. EBITDA & Adj. EBIT walk by segment & driver Non-GAAP measures (definition and reconciliation in appendix) (*) Including unallocated items 690 258 432 (22) (29) (87) (37) 44 301 240 541 Adj. EBITDA D&A Adj EBIT AG CE C&SV PT ELIM & OTHER (*) Adj EBIT D&A Adj EBITDA Gross Margin 17.6% 19.7% 11.7% 9.6% 16.5% 15.7% Y-o-Y Change (50) bps (230) bps (320) bps (120) bps (190) bps Q4 2018 Q4 2019 CHANGE IN ADJUSTED EBIT (131) 9.0% 5.6% 4.2% 7.5% ($mn) Q4 Adj. EBIT 2018 VOLUME & MIX PRICING NET PROD COST SG&A R&D FX | OTHER UNALLOCATED, ELIM & OTHER Adj. EBIT 2019 Adj. EBIT walk by driver                   Agricultural 258 (84) 55 (16) 6 27 (10) 236 Construction 32 (19) (6) (5) 1 (1) 1 3 Commercial & Specialty Vehicles 90 (13) 1 (5) 9 8 (87) 3 Powertrain (**) 121 (44) (3) 3 1 6 84 Eliminations & Other (69) 44 (25) Total Industrial Activities 432 (160) 50 (29) 19 35 (90) 44 301 (**) PT Pricing net within Volume & Mix

Industrial Activities | FY 2019 Net Sales Split Agriculture FY 2019 | Split Chg. vs. FY ’18 Construction FY 2019 | Split Chg. vs. FY ‘18 By region: By region: NA 36% (2%) NA 51% (8%) EU 35% (5%) EU 18% (5%) SA 15% (1%) SA 12% (0%) RoW 14% (22%) RoW 19% (16%) By product: By product: TRACTORS 59% (5%) C&S (*) 48% (9%) COMBINES 20% (7%) General CE (*) 43% (4%) OTHERS 21% (9%) R&S (*) 9% (19%) Commercial & Specialty Vehicles FY 2019 | Split Chg. vs. FY ’18 Powertrain FY 2019 | Split Chg. vs. FY ’18 By region: By region: NA n.m. n.m. NA 3% (23%) EU 81% (4%) EU 73% (9%) SA 6% (16%) SA 6% (6%) RoW 13% (3%) RoW 18% (14%) By product: By product: TRUCKS 75% (8%) ENGINES 91% (10%) BUSES 18% 0% TRANSM. 1% (21%) OTHERS 7% 24% AXLES 8% (8%) Note: Numbers may not add due to rounding (*) C&S: Compact and Service; General CE: General Construction; R&S : Road building and site preparation

FY 2019 | IA Adj. EBITDA & Adj. EBIT walk by segment & driver Non-GAAP measures (definition and reconciliation in appendix) (*) Including unallocated items 2,671 1,086 1,585 (139) (40) (75) (43) 102 1,390 967 2,357 Adj. EBITDA D&A Adj EBIT AG CE C&SV PT ELIM & OTHER (*) Adj EBIT D&A Adj EBITDA Gross Margin 17.5% 20.8% 12.6% 11.7% 15.7% 17.2 % Y-o-Y Change (20) bps (50) bps (60) bps 50 bps (30) Bps FY 2018 FY 2019 CHANGE IN ADJUSTED EBIT (195) 9.6% 5.7% 5.3% 9.0% ($mn) FY Adj. EBIT 2018 VOLUME & MIX PRICING NET PROD COST SG&A R&D FX | OTHER UNALLOCATED, ELIM & OTHER Adj. EBIT 2019 Adj. EBIT walk by driver                   Agricultural 1,036 (223) 259 (177) 7 - (5) 897 Construction 91 (34) 45 (53) 1 (5) 6 51 Commercial & Specialty Vehicles 299 45 2 (65) 5 1 (63) 224 Powertrain (**) 406 (43) 16 (3) (10) (3) 363 Eliminations & Other (247) 102 (145) Total Industrial Activities 1,585 (255) 306 (279) 10 (14) (65) 102 1,390 (**) PT Pricing net within Volume & Mix

Reconciliation of Net Income (Loss) to Adj. EBIT and EBITDA by Segment (US GAAP)

30

($mn)	Q4 2019							
	AG	CE	CV	PT	Unallocated Items, Elim. & Other	Industrial Activities	Financial Services	Total
Net Income (Loss) [1]						**27**	**93**	**120**
Add back:								
Interest expenses of Industrial Activities, net of interest income and eliminations						101	-	101
Foreign exchange (gains) losses, net						17	-	17
Finance and non-service component of Pension and other post-employment benefit costs[2]						105	5	110
Income tax expense						(29)	19	(10)
Adjustments:								
Restructuring expenses	14	(4)	17	2	1	30	1	31
Other discrete items [3]	-	-	47	-	3	50	-	50
Adjusted EBIT	**236**	**3**	**3**	**84**	**(25)**	**301**	**118**	**419**
Depreciation and Amortization	68	13	52	32	-	165	1	166
Depreciation of assets under operating leases and assets sold with buy-back commitments	-	-	75	-	-	75	61	136
Adjusted EBITDA	**304**	**16**	**130**	**116**	**(25)**	**541**	**180**	**721**

(1) For Industrial Activities, net income net of "Results from intersegment investments".
(2) In the three months ended December 31, 2019, this item includes the pre-tax gain of $29 million ($30 million in the three months ended December 31, 2018) as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. In the three months ended December 31, 2019, this item also includes a $116 million pre-tax non-cash settlement charge resulting from the purchase of a group annuity contract to settle a portion of the outstanding U.S. pension obligations.
(3) In the three months ended December 31, 2019, this item mainly includes other asset optimization charges of $30 million due to actions included in the "Transform2Win" strategy.

CNH INDUSTRIAL Q4 & FY 2019 Results Review February 7th, 2020

31

Reconciliation of Net Income (Loss) to Adj. EBIT and EBITDA by Segment (US GAAP)

($mn)	Q4 2018							
	AG	CE	CV	PT	Unallocated Items, Elim. & Other	Industrial Activities	Financial Services	Total
Net Income (Loss) [1]						170	88	258
Add back:								
Interest expenses of Industrial Activities, net of interest income and eliminations						108	-	108
Foreign exchange (gains) losses, net						37	-	37
Finance and non-service component of Pension and other post-employment benefit costs[2]						(12)	-	(12)
Income tax expense						84	21	105
Adjustments:								
Restructuring expenses	22	1	19	3	-	45	-	45
Adjusted EBIT	258	32	90	121	(69)	432	109	541
Depreciation and Amortization	72	15	45	32	-	164	1	165
Depreciation of assets under operating leases and assets sold with buy-back commitments	-	-	94	-	-	94	62	156
Adjusted EBITDA	330	47	229	153	(69)	690	172	862

(1) For Industrial Activities, net income net of "Results from intersegment investments".
(2) In the three months ended December 31, 2019, this item includes the pre-tax gain of $29 million ($30 million in the three months ended December 31, 2018) as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. In the three months ended December 31, 2019, this item also includes a $116 million pre-tax non-cash settlement charge resulting from the purchase of a group annuity contract to settle a portion of the outstanding U.S. pension obligations.
(3) In the three months ended December 31, 2019, this item mainly includes other asset optimization charges of $30 million due to actions included in the "Transform2Win" strategy.

CNH INDUSTRIAL Q4 & FY 2019 Results Review February 7th, 2020

Reconciliation of Net Income (Loss) to Adj. EBIT and EBITDA by Segment (US GAAP)

32

	FY 2019							
($mn)	AG	CE	CV	PT	Unallocated Items, Elim. & Other	Industrial Activities	Financial Services	Total
Net Income (Loss) (1)						1,093	361	1,454
Add back:								
Interest expenses of Industrial Activities, net of interest income and eliminations						282	-	282
Foreign exchange (gains) losses, net						56	-	56
Finance and non-service component of Pension and other post-employment benefit costs(2)						58	5	63
Income tax expense						(391)	120	(271)
Adjustments:								
Restructuring expenses	41	18	37	7	2	105	4	109
Other discrete items (3)	-	-	182	-	5	187	-	187
Adjusted EBIT	897	51	224	363	(145)	1,390	490	1,880
Depreciation and Amortization	281	55	195	124	2	657	3	660
Depreciation of assets under operating leases and assets sold with buy-back commitments	-	-	310	-	-	310	245	555
Adjusted EBITDA	1,178	106	729	487	(143)	2,357	738	3,095

(1) For Industrial Activities, net income net of "Results from intersegment investments".
(2) In the year ended December 31, 2019 and 2018, this item includes the pre-tax gain of $119 million and $80 million, respectively, as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. In the year ended December 31, 2019, this item also includes a $116 million pre-tax non-cash settlement charge resulting from the purchase of a group annuity contract to settle a portion of the outstanding U.S. pension obligations recognized in the fourth quarter.
(3) In the year ended December 31, 2019, this item mainly includes other asset optimization charges for $165 million due to actions included in the "Transform2Win" strategy.

CNH INDUSTRIAL Q4 & FY 2019 Results Review February 7th, 2020

Reconciliation of Net Income (Loss) to Adj. EBIT and EBITDA by Segment (US GAAP)

33

($mn)	FY 2018							
	AG	CE	CV	PT	Unallocated Items, Elim. & Other	Industrial Activities	Financial Services	Total
Net Income (Loss) [1]						714	385	1,099
Add back:								
Interest expenses of Industrial Activities, net of interest income and eliminations						368	-	368
Foreign exchange (gains) losses, net						171	-	171
Finance and non-service component of Pension and other post-employment benefit costs[2]						(15)	-	(15)
Income tax expense						286	131	417
Adjustments:								
Restructuring expenses	26	1	30	4	-	61	-	61
Adjusted EBIT	1,036	91	299	406	(247)	1,585	516	2,101
Depreciation and Amortization	301	61	206	130	1	699	4	703
Depreciation of assets under operating leases and assets sold with buy-back commitments	2	-	385	-	-	387	247	634
Adjusted EBITDA	1,339	152	890	536	(246)	2,671	767	3,438

(1) For Industrial Activities, net income net of "Results from intersegment investments".

(2) In the year ended December 31, 2019 and 2018, this item includes the pre-tax gain of $119 million and $80 million, respectively, as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. In the year ended December 31, 2019, this item also includes a $116 million pre-tax non-cash settlement charge resulting from the purchase of a group annuity contract to settle a portion of the outstanding U.S. pension obligations recognized in the fourth quarter.

(3) In the year ended December 31, 2019, this item mainly includes other asset optimization charges for $165 million due to actions included in the "Transform2Win" strategy.

CNH INDUSTRIAL

Q4 & FY 2019 Results Review

February 7th, 2020

Calculation of ROIC of Industrial Activities (U.S. GAAP) ($mn) (*) December 31, 2019 Equity of Industrial Activities excludes $539mn tax benefit due to the release of valuation allowances previously booked against certain deferred tax assets Note: Numbers may not add due to rounding Twelve Months Rolling - December 31, 2019 2018 Adjusted EBIT of Industrial Activities 1,390 1,585 Tax impact (a) (351) (438) Adjusted EBIT of Industrial Activities after-tax (A) 1,039 1,147 Average Third-party debt of Industrial Activities 5,219 5,836 Average Equity of Industrial Activities * 5,325 4,650 Less: Average Goodwill of Industrial Activities 2,342 2,309 Average Invested Capital of Industrial Activities (B) 8,202 8,178 ROIC of Industrial Activities (C=A/B) 12.7% 14.0% a) Tax Impact Adjusted EBIT of Industrial Activities 1,390 1,585 Less: Equity in income of unconsolidated subsidiaries and affiliates (13) 20 Tax base (D) 1,403 1,565 Long-term tax rate (E) 25% 28% Tax impact (F=D*E) 351 438

Q4 & FY 2019 Reconciliation of Adj. net income and Adj. income tax (expense) to Net Income (loss) and Income tax (expense) and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP ($mn) FY 2019   FY 2018 Q4 2019   Q4 2018   1,454 1,099   Net income (loss) 120 258   320 3   Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a) 195 37   (596) 15   Adjustments impacting Income tax (expense) (b) (36) (1)     1,178 1,117   Adjusted net income 279 294   1,141 1,085   Adjusted net income attributable to CNH Industrial N.V. 270 289   1,354 1,361   Weighted average shares outstanding – diluted (million) 1,351 1,357   0.84 0.80   Adjusted diluted EPS ($) 0.20 0.21   1,170 1,466   Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates 107 366   320 3   Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a) 195 37   1,490 1,469   Adjusted income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (A) 302 403   271 (417)   Income Tax (expense) 10 (105)   (596) 15   Adjustments impacting Income tax (expense) (b) (36) (1)   (325) (402)   Adjusted income tax (expense) (B) (26) (106)   22% 27%   Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A) 9% 26%

Q4 & FY 2019 ($mn) Reconciliation of Adj. net income and Adj. income tax (expense) to Net Income (loss) and Income tax (expense) and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP (1) In the three months and in the year ended December 31, 2019, this item mainly includes other asset optimization charges of $30 million and $165 million, respectively, due to actions included in the “Transform2Win” strategy FY 2019 FY 2018 Q4 2019 Q4 2018 (a) Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates 109 61 Restructuring expenses 31 45 27 22 Cost of repurchase/early redemption of notes 27 22 (119) (80) Pre - tax gain related to the modification of a healthcare plan in the U.S. (29) (30) 116 - Pre - tax settlement charge related to the purchase of an annuity contract to settle a portion of U.S. pension obligations 116 - 187 - Other discrete items (1) 50 - 320 3 Total 195 37 (b) Adjustments impacting Income tax (expense) (53) 11 Tax effect of adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (28) - (539) 12 Adjustment to valuation allowances on deferred tax assets - - - (8) Adjustment to the 2017 impact of U.S. Tax reform - (1) (4) - Other (8) - (596) 15 Total (36) (1)

Q4 & FY 2019 | Investment in Future Growth (1) Excluding assets sold under buy-back commitments and assets under operating leases Capex at $633mn up 15% vs. FY 2018 Capex at 2.4% of net sales in FY 2019 CAPEX (1) ($mn) R&D at $1bn down 2.9% vs. FY 2018 R&D at 3.9% of net sales in FY 2019 R&D 550 633 262 310 2018 2019 FY Q4 1,061 1,030 318 275 2018 2019 FY Q4 Total spending in new products was $812mn, up 12% vs. FY ‘18 Digitalization; Electrification; Autonomous & Telematics Regulatory Other New Products and Upgrades $812mn

Capex (1) (1) Excluding assets sold under buy-back commitments and assets under operating leases Q4 2019 Q4 2018 FY 2019 FY 2018 Investments in property, plant and equipment, and intangible assets (1) 310 262 633 550 Breakdown by Category NEW PRODUCT & TECHNOLOGY 44% 34% 44% 36% MAINTENANCE & OTHER 53% 63% 53% 59% INDUSTRIAL CAPACITY EXPANSION & LT INVESTMENTS 3% 3% 3% 5% Breakdown by Segment AGRICULTURAL 33% 38% 37% 41% CONSTRUCTION 7% 7% 7% 7% COMMERCIAL & SPECIALTY VEHICLES 43% 36% 41% 36% POWERTRAIN 17% 19% 15% 16% ($mn)

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities (US GAAP) (1)   This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments. ($mn) Industrial Activities   Q4 2019 Q4 2018   FY 2019 FY 2018 Net cash provided by (used in) Operating Activities 1,970 1,358 1,826 2,554 Net cash (provided by) used in Operating Activities of Financial Services 47 342 (869) (1,035) Intersegment eliminations 173 135 384 264 Net cash provided by (used in) Operating Activities of Industrial Activities 2,190 1,835 1,341 1,783 Change in derivatives hedging debt of Industrial Activities 2 5 7 (2) Investments on buy back and operating lease assets of Industrial Activities (164) (120) (568) (625) Operating cash flow of Industrial Activities 2,028 1,720 780 1,156 Investments in property, plant and equipment, and intangible assets of Industrial Activities (310) (262) (633) (550) Other changes (1) (7) (105) (126) (54) Free cash flow of Industrial Activities 1,711 1,353 21 552

Reconciliation of Total Debt to Net Debt (US GAAP)

40

($mn)	Consolidated		Industrial Activities		Financial Services	
	Dec 31, 2019 (*)	Dec 31, 2018 (*)	Dec 31, 2019 (*)	Dec 31, 2018 (*)	Dec 31, 2019 (*)	Dec 31, 2018 (*)
Third party debt	(24,854)	(24,445)	(5,226)	(5,211)	(19,628)	(19,234)
Intersegment notes payable	-	-	1,332	(1,136)	(1,120)	(1,202)
Total (Debt) (1)	**(24,854)**	**(24,445)**	**(6,558)**	**(6,347)**	**(20,748)**	**(20,436)**
Plus:						
Cash and cash equivalents	4,875	5,031	4,407	4,553	468	478
Restricted cash	898	772	120	-	778	772
Intersegment notes receivables	-	-	1,120	1,202	1,332	1,136
Other current financial assets	58	1	58	1	-	-
Derivatives hedging debt	(1)	(8)	(1)	(8)	-	-
Net (Debt) / Cash (2)	**(19,024)**	**(18,649)**	**(854)**	**(599)**	**(18,170)**	**(18,050)**

(*) Starting from December 31, 2019, we modified the definition of Net Debt and Net Debt of Industrial Activities in order to include Other current financial assets. As a consequence, prior periods amounts have been recast accordingly.

(1) Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,332 million and $1,136 million as of December 31, 2019 and 2018, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,120 million and $1,202 million as of December 31, 2019 and 2018, respectively.

(2) The net intersegment receivable/payable balance recorded by Financial Services relating to Industrial Activities was $(212) million and $66 million as of December 31, 2019 and 2018, respectively.

CNH INDUSTRIAL

Q4 & FY 2019 Results Review

February 7th, 2020

From Total Debt to Net Industrial Debt Dec 31, 2019 (*) Dec 31, 2018 (*) Total (Debt) (1) (24,854) (24,445) Financial Services Third Party Debt 19,628 19,234 Intersegment Note Payables (1,332) (1,136) Intersegment Note Receivables 1,120 1,202 Cash and cash equivalents 4,407 4,553 Restricted cash 120 - Other current financial assets 58 1 Derivatives hedging debt (1) (8) Net Industrial (Debt) / Cash (2) (854) (599) FY 2019 (*) FY 2018 (*) Net (debt)/cash of Industrial Activities at beginning of period (599) (903) Adjusted EBITDA of Industrial Activities 2,357 2,671 Cash interest and taxes (388) (613) Changes in provisions and similar (1) (436) (406) Change in working capital (753) (496) Operating cash flow of Industrial Activities 780 1,156 Investments in property, plant and equipment, and intangible assets (2) (633) (550) Other changes (126) (54) Free cash flow of Industrial Activities 21 552 Capital increases and dividends (3) (340) (399) Currency translation differences and other (4) 64 151 Change in Net debt of Industrial Activities (255) 304 Net (debt)/cash of Industrial Activities at end of period (854) (599) ($mn) (*) Starting from December 31, 2019, we modified the definition of Net Debt and Net Debt of Industrial Activities in order to include Other current financial assets. As a consequence, prior periods amounts have been recast accordingly. (1) Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,332 million and $1,136 million as of December 31, 2019 and 2018, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,120 million and $1,202 million as of December 31, 2019 and 2018, respectively. (2) The net intersegment receivable/payable balance recorded by Financial Services relating to Industrial Activities was $(212) million and $66 million as of December 31, 2019 and 2018, respectively (*) Starting from December 31, 2019, we modified the definition of Net Debt and Net Debt of Industrial Activities in order to include Other current financial assets. As a consequence, prior periods amounts have been recast accordingly. (1) Including other cash flow items related to operating lease and buy-back activities. (2) Excluding assets sold under buy-back commitments and assets under operating leases. (3) Including share buy-back transactions. (4) In the three months and in the years ended December 31, 2019 and 2018, this item includes the charge of $27 million and $22 million, respectively, related to the repurchase of notes.

Liquidity & Debt Maturity 1 Represents cash portion of debt maturities as of 12/31/2019 2 Of which $0.9bn Restricted Cash Undrawn M/T unsecured Committed Lines Bank Debt Capital Market Cash Other Available Liquidity ($bn) Available liquidity at December 31, 2019 was $11.2bn, compared to $9.4bn at September 30, 2019 $5.8bn of cash & cash equivalents (2) $5.5bn undrawn under medium-term committed unsecured credit lines Q4 2019 | Highlights Debt Maturity Schedule (1) ($bn) 11.2 (3.9) (2.4) (1.4) (1.3) (0.7) (3.4) As of 12/31/19 2020 2021 2022 2023 2024 Beyond

Debt Maturity Schedule | Breakdown Note: Numbers may not add due to rounding ($mn) Outstanding Dec 31, 2019 2020 2021 2022 2023 2024 Beyond (4.1) Bank Debt (2.4) (0.9) (0.3) (0.2) (0.2) (0.1) (8.9) Capital Market (1.4) (1.5) (1.1) (1.0) (0.6) (3.3) (0.2) Other Debt (0.1) (0.0) (0.0) (0.0) (0.0) (0.0) (13.1) Cash Portion of (Debt) Maturities (3.9) (2.4) (1.4) (1.3) (0.7) (3.4) (5.8) Cash & Cash Equivalents (0.9) of which restricted cash (5.5) Undrawn Committed credit lines 11.2 Total Available Liquidity

Europe Trucks | Company performance (*) Europe: 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share reporting purposes); (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) Q4         2016 2017 2018 2019             MKT SHARE(1) Light (3.5-7.49t) 15.8% 16.4% 13.5% 13.4% M&H (≥7.5t) 11.0% 9.5% 6.6% 7.6%   Europe (*) 13.8% 13.6% 11.0% 11.5% B-TO-B Light (3.5-7.49t) 0.95 1.02 0.94 0.92 M&H (≥7.5t) 0.75 0.91 0.97 1.03   Europe 0.79 0.99 0.94 0.95           Δ 16/17 Δ 17/18 Δ 18/19         MKT SHARE(1) Light (3.5-7.49t)   0.5 p.p. (2.9) p.p. (0.1) p.p. M&H (≥7.5t)   (1.5) p.p. (2.8) p.p. 1.0 p.p.   Europe (*)   (0.2) p.p. (2.7) p.p. 0.5 p.p. ORDERS Light (3.5-7.49t)   30.1% (9.6)% (9.0)% M&H (≥7.5t)   22.1% (25.1)% 8.2%   Europe   27.8% (13.9)% (4.9)% DELIVERIES Light (3.5-7.49t)   20.7% (1.9)% (6.6)% M&H (≥7.5t)   1.2% (29.5)% 1.3%   Europe   14.2% (10.1)% (4.8)%

Europe Trucks | Company performance (*) Europe: 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share reporting purposes); (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) FY         2016 2017 2018 2019             MKT SHARE(1) Light (3.5-7.49t) 15.3% 15.0% 13.9% 13.2% M&H (≥7.5t) 9.8% 9.4% 7.6% 6.6%   Europe (*) 13.1% 12.8% 11.6% 10.9% B-TO-B Light (3.5-7.49t) 0.98 1.03 0.99 0.98 M&H (≥7.5t) 0.99 1.03 0.92 1.02   Europe 0.98 1.03 0.98 0.99           Δ 16/17 Δ 17/18 Δ 18/19         MKT SHARE(1) Light (3.5-7.49t)   (0.4) p.p. (1.1) p.p. (0.7) p.p. M&H (≥7.5t)   (0.4) p.p. (1.8) p.p. (1.0) p.p.   Europe (*)   (0.3) p.p. (1.3) p.p. (0.7) p.p. ORDERS Light (3.5-7.49t)   9.4% 0.6% (3.5%) M&H (≥7.5t)   1.6% (26.6%) (2.5%)   Europe   7.0% (7.4%) (3.3%) DELIVERIES Light (3.5-7.49t)   3.9% 4.0% (1.9%) M&H (≥7.5t)   (2.3%) (18.6%) (11.6%)   Europe   2.0% (2.7%) (4.3%)

New Geographic Information Starting from Q1 2019 the composition of our regions part of the geographic information have been amended as follow: North America (formerly NAFTA): United States, Canada and Mexico; Europe (member  countries  of  the  European  Union, European Free Trade Association, Ukraine, Balkans, formerly included in EMEA); South America (formerly LATAM): Central and South America, and the Caribbean Islands; and Rest of World (Continental Asia - including Turkey and Russia - Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine) ; African continent, and Middle East, formerly included in EMEA). Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this presentation, management estimates of past market-share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of the World markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles regions are defined as: Europe (the EU 27 countries where Commercial Vehicles competes, excluding United Kingdom and Ireland, for market share and total industry volume “TIV” reporting purpose); South America (Brazil, Argentina and Venezuela) and RoW (Russia, Turkey, South East Asia, Australia, New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial non-GAAP financial measures are defined as follows: Adjusted EBIT: is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other postemployment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted EBITDA: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments). Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end. Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items and non-recurring tax charges or benefits. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items. Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities. Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities. Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations. ROIC: applied to Industrial Activities, only, is defined as ratio between Adjusted EBIT after-tax and the average invested capital, which includes third party Debt plus Equity less Goodwill. It is computed using last twelve months figures (twelve months rolling basis). The tables attached to this presentation provide reconciliations of the non-GAAP measures used in this presentation to the most directly comparable GAAP measures.

Investor Relations Team e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Federico Donati – Head of Global Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 71929 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745 Giovanni Somajni – Investor Relations Europe ( +44 (207) 76 - 60369